

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

James V. Caruso
President and Chief Executive Officer
Cellectar Biosciences, Inc.
100 Campus Drive
Florham Park, New Jersey 07932

> **Re: Cellectar Biosciences, Inc.**
> **Form S-1 filed May 8, 2020**
> **File No. 333-238132**

Dear Mr. Caruso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences